April 10, 2018

BY EDGAR
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attention:	Mr. Corey Jennings
Division of Corporation Finance

Re:	State of Israel Registration Statement No. 333-222598
Registration Statement under Schedule B

Dear Mr. Jennings:

On behalf of the State of Israel (“Israel”), we hereby request that the effectiveness of Israel’s Registration Statement No. 333-222598 be accelerated to 9:30a.m., Friday, April 13, 2018 or as soon thereafter as possible.

Please call the undersigned at (212) 836-8241, should you require any additional information or have any questions. Thank you.

Very truly yours,

/s/ David Menchel

David Menchel

Enclosure

cc:	Chia Tiger
Chief Legal Officer and
Head of Israel Economic Mission – Western Hemisphere
Ministry of Finance
State of Israel

Arnold & Porter Kaye Scholer LLP 601 Massachusetts Ave., NW | Washington, DC 20001-3743 | www.arnoldporter.com